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                                                                Exhibit 4(f)



                     THE AMERICAN FRANKLIN LIFE INSURANCE COMPANY


                         SECTION 403(b) CONTRACT ENDORSEMENT

         This endorsement has been added to and made a part of the Contract to which it is attached.

         The following provisions are herewith made a part of the Contract. In the event of conflict between this endorsement and the Contract, the provisions of the endorsement will control. The Contract may be modified as necessary for compliance with the Internal Revenue Code of 1986, AS AMENDED (the "Code"), and Treasury Regulations.



1.  LIMITATIONS ON CONTRIBUTIONS GENERALLY.

         The annual Purchase Payments made during a calendar year under this Contract which are attributable to contributions made pursuant to a salary reduction agreement and which constitute elective deferrals (within the meaning of Section 402(g)(3) of the Code) may not exceed (after taking into account the amount of such deferrals under this Contract and under all other plans, contracts or arrangements of the Owner's employer) the elective deferral limitation in effect under Section 403(g)(1) of the Code for taxable years beginning in such calendar year.



2.  LIMITATIONS ON DISTRIBUTIONS GENERALLY.


         Proceeds of this Contract will be distributed at least as rapidly as required to meet the minimum distribution requirements prescribed under the Code for Section 403(b) arrangements, including the minimum distribution requirements set forth in Proposed Treasury Regulation 1.401(a)(9)-1 and the minimum distribution incidental benefit requirement set forth in Proposed Treasury Regulation 1.401(a)(9)-2.


3. LIMITATIONS ON DISTRIBUTIONS ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT.


         Distributions under this Contract which are attributable to contributions made pursuant to a salary reduction agreement may be made only on or after the Owner has: (A) attained age 59-1/2; (B) separated from service;
(C) died; (D) become disabled; (E) incurred a hardship or (F) satisfied such other conditions as may be prescribed in Section 403(b) of the Code and the Treasury Regulations thereunder. The terms "service", "disabled" and "hardship" are defined in the Treasury Regulations.


4.  OWNER'S INTEREST NONFORFEITABLE.


         The entire interest of the Owner in this Contract is nonforfeitable.

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5.  CONTRACTS NON-TRANSFERABLE.

         This Contract is not transferable by the Owner with one exception.
The Contract may be transferred to a former spouse of the Owner under a divorce decree or written instrument incident to such divorce which qualifies as a qualified domestic relations order. Nothing contained in this endorsement shall operate to prevent the Owner from exercising his or her right to designate or to change beneficiaries.



6.  TERMINATION.


         This Endorsement may be terminated upon written request of the Contractholder at any time. However, such termination may cause this Contract to fail to qualify under Section 403(b) of the Code.


7.  EFFECTIVE DATE.


         The effective date of this endorsement is the date of issue of the Contract.


                                                 Secretary


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